PROSPECTUS

February 1, 2008

Madison Mosaic
Tax-Free Trust

Virginia Tax-Free Fund
Tax-Free National Fund



www.mosaicfunds.com

Table of Contents

Risk/Return Summary: Investments, Risks and Performance

Fund Investment Objectives/Goals

Each mutual fund portfolio offered by Madison Mosaic Tax-Free Trust (the "Trust") shares a common objective: To receive income from municipal bonds and to distribute that income to its investors as tax-free dividends. Generally, a "municipal" bond is one that is issued by a city, state or county government. As a result, all dividends from each of the funds offered by the Trust are intended to be free from federal income tax.

The Virginia Fund has a second objective: To distribute dividends that are intended to be exempt from Virginia (and local) tax as well as federal tax.

Principal Investment Strategies of the Trust

Each fund seeks to achieve its objective through diversified investment in municipal bonds. These securities may be issued by state governments, their political subdivisions (for example, cities and counties) and public authorities (for example, school districts, housing authorities, etc.). The funds may also invest in bonds that, under federal law, are exempt from federal and state income taxation, such as bonds issued by the District of Columbia, Puerto Rico, the Virgin Islands and Guam.

We only purchase "investment grade" bonds for the funds. That means bonds in the top four rating categories awarded by nationally recognized statistical rating organizations such as Moody's and S&P.

Principal Risks of Investing in the Trust

All Funds

Interest Rate Risk

The share price of each of these funds reflects the value of the bonds held by them. When interest rates or general demand for municipal securities change, the value of these bonds change. If the value of these bonds falls, the share price of the fund will go down. If the share price falls below the price you paid for your shares, you could lose money when you redeem your shares.

What might cause bonds to lose value? One reason is because interest rates went up. When this happens, existing bonds that pay a lower rate become less attractive and their prices tend to go down.

Legislative Risk

If Congress or a state legislature changes or limits the tax code or the tax-free nature of municipal bonds, they could lose value.

Call Risk

If a municipal bond issuer "calls" a bond (pays it off at a specified price before it matures), the affected fund could have to reinvest the proceeds at a lower interest rate. It may also experience a loss if the bond is called at a price lower than what we paid.

Capital Gains Tax Risk

You can receive a taxable distribution of capital gain. You may also owe taxes if you sell your shares at a price that is higher than the price you paid for them.

Alternative Minimum Tax (AMT) Risk

Some income you receive may be subject to the Alternative Minimum Tax (up to 20%).

Risk of Default

Although each fund invests only in investment grade bonds, it is still possible that unexpected events could cause the municipality issuing a bond to be unable to pay either principal or interest on its bond. This could cause the bond to go into default and lose value.

Virginia Fund Specific Risks

Particular risks to consider when investing in Virginia securities are:
- Housing prices are declining
- The State must have a balanced budget
- Virginians rely heavily on Federal government and technology sector employment
- Single-term governorships may result in volatile financial policies and management
- State pensions are underfunded

Risk/Return Bar Chart and Performance Table

The following bar charts illustrate the variability of each fund's returns by showing changes in each fund's performance from year to year over a 10-year period. After the bar chart for each fund is a table that compares the fund's average annual total returns with those of a broad-based securities market index that is not subject to the fees and expenses typical of mutual funds. Remember, however, that past performance (before and after taxes) does not necessarily indicate how a fund will perform in the future.

Virginia Fund

During the period shown in the bar chart, the highest return for a quarter was 4.62% (quarter ended December 31, 2000) and the lowest return for a quarter was -2.48% (quarter ended June 30, 2004).



Average Annual Total Returns (for the periods ending December 31, 2007)			
	Past One Year	Past 5 Years	Past 10 Years
Return before taxes	3.04%	3.21%	3.98%
Return after taxes on distributions	2.99%	3.13%	3.93%
Return after taxes on distributions and sale of fund shares	3.23%	3.24%	3.96%
Lehman Muni Index*	3.36%	4.30%	5.17%

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Also, actual after-tax returns depend on an investor's tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts (IRAs).

National Fund



During the period shown in the bar chart, the highest return for a quarter was 5.36% (quarter ended September 30, 2002) and the lowest return for a quarter was -2.84% (quarter ended June 30, 2004).

Average Annual Total Returns (for the periods ending December 31, 2007)			
	Past One Year	Past 5 Years	Past 10 Years
Return before taxes	3.00%	2.63%	3.89%
Return after taxes on distributions	2.96%	2.60%	3.87%
Return after taxes on distributions and sale of fund shares	3.24%	2.75%	3.87%
Lehman Muni Index*	3.36%	4.30%	5.17%

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Also, actual after-tax returns depend on an investor's tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts (IRAs).

*The Lehman Brothers Municipal Bond Index is a recognized, unmanaged index of approximately 25,000 investment grade municipal bonds.

To obtain the most current 30-day yield for any other fund, call our shareholder service department toll-free at 888-670-3600.

Fees and Expenses of the Trust

This table describes the fees and expenses that you may pay if you buy and hold shares of any fund offered by the Trust.

Shareholder Fees (fees paid directly from your investment)

Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None
Maximum Deferred Sales Charge (Load) (as a percentage of offering price)	None
Redemption Fee	None
Exchange Fee	None

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)

	Virginia Fund	National Fund
Management Fees	0.63%	0.63%
Distribution (12b-1) Fees...	None	None
Other Expenses	0.40%	0.42%
Total Annual Fund Operating Expenses........	1.03%	1.05%

Example:
This Example is intended to help you compare the cost of investing in a fund offered by the Trust with the cost of investing in other mutual funds. For simplicity, fee and expense percentages above are rounded to two decimal places.

The Example assumes that you invest $10,000 in the fund for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that the fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	Virginia Fund	National Fund
1 year	$105	$107
3 years.........	$328	$334
5 years.........	$569	$579
10 years.	$1,259	$1,283

Additional fees and transaction charges described in Madison Mosaic's "*Guide to Doing Business*," if applicable, will increase the level of expenses that can be incurred. (For example, fees are charged for certain wire transfers, stop payments on checks and bounced investment checks). In addition, if you purchase or redeem shares in the Trust through a securities broker you may be charged a transaction fee by the broker for handling of the transaction. The Trust does not receive these fees. You can engage in any

transaction directly with the Trust to avoid such charges.

We can make payments out of our investment advisory fee to other persons, including broker-dealers that make one or more of the Trust's funds available to investors pursuant to any "no transaction fee" or similar network or service they provide. The payment may be a percentage of assets invested through their institution, it may reflect a direct reimbursement for the institution's expenses in permitting your investment to be made through their institution, or it may be a combination of both. We make these payments out of our own resources.

Investment Objectives

Each mutual fund portfolio offered by the Trust shares a common objective: To receive income from municipal bonds and to distribute that income to its investors as tax-free dividends. Generally, a "municipal" bond is one that is issued by a city, state or county government. As a result, all dividends from each of the four funds offered by the Trust are intended to be free from federal income tax.

The Virginia Fund has a second objective: To distribute dividends that are intended to be exempt from Virginia (and local) tax as well as federal tax.

There can be no assurance that the objective of any fund will be achieved.

Although the investment objective of any fund may be changed without shareholder approval, shareholders will be notified in writing prior to any material change.

Implementation of Investment Objectives

We select bonds for each fund that we believe provide the highest combination of yield (the interest rate the bond pays in relation

to its price), credit risk and diversification for the respective fund. To a lesser extent, we also consider whether a particular bond may increase in value from its price at the time of purchase. We research and analyzes bonds with the following principal investment strategies in mind:

Municipal Bonds

Each fund seeks to achieve its objective through diversified investment in municipal bonds. These securities may be issued by state governments, their political subdivisions (for example, cities and counties) and public authorities (for example, school districts, housing authorities, etc.). The funds may also invest in bonds that, under federal law, are exempt from federal and state income taxation, such as bonds issued by the District of Columbia, Puerto Rico, the Virgin Islands and Guam.

The Virginia Fund will invest in bonds that are exempt from federal and state income tax for residents of Virginia. The National Fund will invest in bonds that are exempt from federal income tax.

We will rely on the opinion of counsel to the issuer of these bonds that they are, in fact, exempt from tax.

We have a fundamental policy that at least 80% of each fund will be invested in the type of tax-exempt securities described by each respective fund's name. Since this is a fundamental policy, we cannot change the policy without shareholder vote.

Bond Diversification

Each fund invests in general obligation bonds of states and municipalities (backed by the general credit of the issuing city, state or county) and specific or limited purpose bonds (supported by a specific power company, hospital or highway project, etc.). Each fund seeks to limit its exposure from any single issuer. This is accomplished by limiting fund purchases from any issuer to no more than 5% of the fund's value at time of purchase.

Bond Maturity

Each fund invests in intermediate and long-term bonds. This is because they normally provide a higher return than comparably rated shorter-term bonds. However, long-term bonds have a greater tendency to fluctuate in value as interest rates change.

The bonds in any fund may have an average maturity of 15 years or more. Average maturities of 7 to 15 years will be more typical. An average maturity of 6 years or less may be appropriate in some market conditions.

Bond Quality

The Trust only purchases "investment grade" bonds. That means bonds in the top four rating categories awarded by nationally recognized statistical rating organizations such as Moody's and S&P (e.g., AAA, AA, A and BBB). (You should refer to the Statement of Additional Information if you would like more detail about the meaning of bond ratings.)

If a fund owns a bond that is downgraded below investment grade, the fund will sell the bond. We will attempt to sell the bond so as to avoid incurring a substantial loss. As a result, the affected fund may have to hold the bond for awhile after its downgrade in an attempt to avoid selling it at a "fire sale" price.

Portfolio Trading Activity - Taxable Capital Gains Potential

We may alter the composition of any fund with regard to quality and maturity and it may sell securities prior to maturity. Under normal circumstances, however, turnover for each fund is generally not expected to exceed 100%.

Sales of fund securities may result in capital gains that are not exempt from taxation. This can occur any time a fund sells a bond at a price that was higher than the price it paid for the bond, even if the fund does not engage in active or frequent trading.

Under normal circumstances, no fund will engage in active or frequent trading of its bonds. However, it is possible that we will determine that market conditions require a significant change to the composition of a fund's portfolio. (For example, if interest rates rise or fall significantly, we may attempt to sell bonds before they lose much value.) Also, if a fund experiences large swings in shareholder purchases and redemptions, we may be required to sell bonds more frequently in order to generate the cash needed to pay redeeming shareholders.

Under these circumstances, the fund could make a taxable capital gain distribution.

Temporary Defensive Position

We might determine that extraordinary conditions exist (such as tax law changes or a need to adopt a defensive investment position) that make it advisable to invest a larger portion of any fund's assets in taxable investments. If this occurs, more than 20% and even as much as 100% of a fund's assets could be invested in securities whose income is taxable on the federal or state level. If this situation were to occur, the affected Fund would not be invested in a manner designed to achieve its investment objective.

Risks

Interest Rate and Market Risk

The value of shares purchased in each fund will fluctuate due to changes in the value of securities held by such fund. At the time an investor sells his or her shares, they may be worth more or less than their original cost.

Municipal securities tend to increase in value when prevailing interest rates fall, and to decrease in value when prevailing interest rates rise. The longer the maturities of the bonds held in the fund, the greater the magnitude

of these changes. Investments with the highest yields may have longer maturities or lower quality ratings than other investments, increasing the possibility of fluctuations in value per share.

Legislative Risk

Municipal bonds pay lower rates of interest than comparable corporate bonds because of the tax-free nature of their interest payments. If the tax-free status of municipal securities is altered or eliminated by act of Congress or the legislature of any particular state, the value of the affected bonds will drop. This is because their low interest payments will be less competitive with other taxable bonds.

Capital Gains Tax-Related Risk

While dividend income is expected to be tax-free, shareholders in each fund can recognize taxable income in two ways:

(1) If you sell your shares at a price that is higher than when you bought them, you will have a taxable capital gain. On the other hand, if you sell your shares at a price that is lower than the price when you bought them, you will have a deductible capital loss.

(2) In the event a fund sells more securities at prices higher than when they were bought by the fund, the fund may pass through the profit it makes from these transactions by making a taxable capital gain distribution. (The discussion regarding Portfolio Trading Activity - Taxable Capital Gains Potential in the previous section above explains what circumstances can produce taxable capital gains.)

Alternative Minimum Tax-Related Risk

In addition to possible taxable capital gain distributions, certain bonds owned by the Trust generate income that is subject to the Alternative Minimum Tax ("AMT"). The interest on these "private activity" bonds could become subject to AMT if you are a taxpayer that meets the AMT criteria. If you are subject to AMT, you will be required to add any income attributable to these bonds (as reported by the Trust annually) to other so-called "tax preference items" to determine possible liability for AMT. Income from AMT bonds may not exceed 20% of any fund's net income.

Call Risk

We may buy "callable bonds." This means that the issuer can redeem the bond before maturity. An issuer may want to call a bond after interest rates have gone down. If an issuer calls a bond we own, we could have to reinvest the proceeds at a lower interest rate. Also, if the price we paid for the bond was higher than the call price, the effect is the same as if the affected fund sold the bond at a loss.

Risk of Default

Although each fund invests only in investment grade bonds, it is still possible that unexpected events (for example, unexpected state or municipal budget deficits brought about by a disaster or unforeseen economic developments, fraud or corruption within a state or municipal government, unanticipated costs resulting from new state legislation or entitlements, etc.) could cause the municipality issuing a bond to be unable to pay either principal or interest on its bond. This could cause the bond to go into default and lose value. A full description of the characteristics of investment grade bonds is contained in the Statement of Additional Information.

Portfolio Specific Risks

Virginia Fund is Not Diversified Geographically. Since this fund will invest primarily in securities issued by Virginia, it is susceptible to changes in value due to political and economic factors affecting that state. Discussed below are various risks you should consider when investing in a single state bond fund. We monitor these developments and unique situations in each state. We attempt to make

purchases or sales for the Trust with these specific state related risks in mind.

Virginia is required to have a balanced budget. After years of service cuts and accumulated operating deficits, the Commonwealth's General Assembly recently reformed the budget to, among other things, focus on maintaining long-term fiscal stability and meeting the basic commitments of education, health care, transportation and the environment. The Commonwealth successfully replenished its revenue stabilization fund and it is funded at its constitutional ceiling. However, there are signs that revenue growth is slowing in that individual and corporate income taxes are trailing forecasts. In addition, individual income tax refunds have exceed expectations. The Commonwealth is replenishing its recently depleted stabilization fund.

Virginians have a higher than average reliance on the Federal government for employment than other states. At the same time, the Federal government is attempting to reduce its size. Although much of the Federal civilian workforce reductions in Virginia have already occurred, the Commonwealth remains particularly vulnerable to military reductions and base closings. Also, the growth of internet and telecommunications related high-tech represents a point of economic vulnerability due to the high-tech focus in northern Virginia. The recent high-tech decline has negatively affected real estate values. This decrease in real estate values has been exacerbated by the downturn in the residential real estate market affecting the nation as a whole. The Commonwealth has unfunded pension liability in excess of $2 billion.

Portfolio Holdings

Portfolio securities information is available on the Madison Mosaic website at www.mosaicfunds.com. It can be accessed for any fund by "clicking" on the name of the fund in which you are interested from the list provided at the "Our Funds" page on the Madison Mosaic website and then selecting "Portfolio of Investments." Top 10 holdings current to the most recent calendar quarter is initially provided. You may also obtain a complete list of portfolio holdings by selecting the link to "Complete (name of Fund) Portfolio Holdings" at the bottom of the "Top 10 Holdings" page. Our policy is to post this information after five business days have passed after the end of the quarter and to keep the information on the website until the next quarterly information is posted. In response to shareholder demand, we may increase the frequency with which we post portfolio holdings to reflect the most recent month-end. A complete description of the Trust's policies and procedures with respect to the disclosure of each of its fund's portfolio securities is available in the Trust's Statement of Additional Information ("SAI"). (See the back cover for information about the SAI.)

Management

The Advisor

We are Madison Mosaic, LLC, a wholly owned subsidiary of Madison Investment Advisors, Inc. ("Madison"), both located at 550 Science Drive, Madison, Wisconsin. As of the date of this prospectus, we manage approximately $400 million in the Madison Mosaic family of mutual funds, which includes stock, bond and money market portfolios. Madison, a registered investment advisory firm since 1974, provides professional portfolio management services to a number of clients and, with its subsidiaries, has approximately $10 billion under management as of the date of this prospectus. We share investment management personnel with Madison.

We are responsible for the day-to-day administration of the Trust's activities. Investment decisions regarding each of the Trust's funds can be influenced in various manners by a number of individuals.

Generally, all decisions regarding a fund's average maturity, duration and investment considerations concerning interest rate and market risk are the primary responsibility of Madison's investment policy committee. The investment policy committee is made up of the top officers and managers of Madison.

Day-to-day decisions regarding the selection of individual bonds and other management functions for all of the Trust's funds are primarily the responsibilities of Michael J. Peters and Chris Berberet.

Mr. Peters, portfolio manager and vice president of Madison since joining Madison in February 1997, was formerly Vice President and Fixed-Income Portfolio Manager for Wachovia Asset Management from March 1993 until joining Madison. Mr. Peters became involved in the management of the Trust's funds on February 20, 1997.

Mr. Berberet, vice president of Madison Mosaic and a principal of Madison, joined Madison in 1992. Since that time, he has continuously been a lead manager for the fixed-income portfolios of Madison's private advisory clients. He has also been a member of Madison's investment policy committee since joining Madison in 1992. Mr. Berberet began managing the Trust's portfolios after July 31, 1996.

Compensation

Investment Advisory Fee. We receive a fee for our services under our Investment Advisory Agreement with the Trust. The fee equals 0.625% per year of the average daily net assets of each fund. This fee is deducted automatically from all accounts and is reflected in the daily price of each fund.

Other Expenses. Under a separate Services Agreement with the Trust, we provide or arrange for each fund to have all other operational and other support services it needs. We receive a fee calculated as a percentage of the average daily net assets of each fund for these services. We also accrue for the fixed, direct expenses paid by the Trust for the compensation of the Trust's Independent Trustees and its independent auditor. At the end of the Trust's most recent fiscal year, this fee (including accrual for direct expenses), was as follows: National Fund – 0.42%; and Virginia Fund – 0.40%. The National Fund's expenses are lower for assets in excess of $25,000,000. Each fund is responsible for the payment of fees related to portfolio holdings such as brokerage commissions, interest on loans, etc.

Pricing of Fund Shares

The price of each fund share is based on its net asset value (or "NAV"). This equals the total daily value of the respective fund's assets, minus its liabilities, divided by the total number of outstanding shares. Each fund's NAV is calculated at the close of the New York Stock Exchange each day it is open for trading.

We use the market value of the securities in each fund in order to determine NAV. We obtain the market value from one or more established pricing services. The Trust maintains a "pricing committee" to review market value of portfolio securities to determine whether or not prices obtained from the pricing services are fair. In accordance with policies approved by the Trustees, the pricing committee may determine that the "fair value" of a particular security is different than the market value provided by the pricing service. Although this would be an unusual occurrence for the types of securities held by the Trust, this may occur, for example, due to events or information not known to the pricing service or due to events occurring in other parts of the world. In using fair value pricing, the Trust's goal is to prevent fund share transactions from occurring at a price that is unrealistically high or low based on information known but not reflected in the "market" price of portfolio

securities calculated at the close of the New York Stock Exchange.

When you purchase or redeem shares, your transaction will be priced based on the next calculation of NAV after your order is placed. This may be higher, lower or the same as the NAV from the previous day.

Shareholder Information

Dividends and Distributions

The net income for all the funds is declared as dividends monthly. Dividends are paid in the form of additional shares credited to your account at the end of each calendar month, unless you elect in writing to receive a monthly dividend check. Any net realized capital gains would be distributed at least annually. (Please refer to Madison Mosaic's "*Guide to Doing Business*" for more information about dividend distribution options.)

Frequent Purchases and Redemptions of Fund Shares

General Rule

Madison Mosaic Funds' discourages investors from using the Trust to frequently trade or otherwise attempt to "time" the market. As a result, the Trust reserves the right to reject a purchase or exchange request for any reason.

Market Timing

Our policy is to block shareholders or potential shareholders from engaging in harmful trading behavior in Madison Mosaic Funds described below. To accomplish this, we reserve the right to reject a purchase or exchange request for any reason, without notice. This policy does not affect a shareholder's right to redeem an account.

Identifiable Harmful Frequent Trading and Market-Timing Activity. We identify harmful trading activity as having a negative effect on portfolio management or fund expenses.

For example, a fund subject to frequent trading or "market-timing" must maintain a large cash balance in order to permit the frequent purchases and redemptions caused by market-timing activity. Cash balances must be over and above the "normal" cash requirements the fund keeps to handle redemption requests from long-term shareholders, buy and sell portfolio securities, etc. By forcing management to keep greater cash balances to accommodate market timing, a fund may be unable to invest its assets in accordance with the fund's investment objectives. Alternatively, harmful trading activity may require frequent purchase and sale of portfolio securities to satisfy cash requirements. To the extent market-timing activity of this sort requires the affected fund to continually purchase and sell securities, the fund's transaction costs will increase in the form of brokerage commissions and custody fees. Finally, frequent trading activity results in a greater burden on the affected fund's transfer agent (the Madison Mosaic Funds customer service department), increasing transfer agent expenses and, if not actually raising fund expenses, at least preventing us from lowering them.

For all of the above reasons, we monitor cash flows and transfer agent activity in order to identify harmful activity. Furthermore, when approached by firms or individuals who request access for market timing activities, we decline; when trades are attempted without such courtesy we make every effort to block them and prohibit any future investments from the source of such trades. We do not define market-timing by the frequency or amount of trades during any particular time period. Rather, we seek to prevent market-timing of any type that harms the fund in the manner described above.

Madison Mosaic Funds does not currently impose additional fees on market timing activity, nor does it restrict the number of exchanges shareholders can make, although we reserve the right to impose such

restrictions upon notice in the future. We do not specifically define the frequency of trading that it will consider "market timing" because our goal is to prevent any harm to long-term investors that is caused by any out-of-the-ordinary trading or account activity. As a result, when Madison Mosaic Funds identifies *any* shareholder activity that causes or is expected to cause the negative results described above, we will block the shareholder from making future investments. In effect, we will allow harmful market-timers to leave Madison Mosaic and shut our doors to their return.

We will use our discretion to determine whether transaction activity is harmful based on the criteria described above. Except as described below, we do not distinguish between shareholders that invest directly with a fund or shareholders that invest with Madison Mosaic through a broker (either directly or through an intermediary account), an investment advisor or other third party as long as the account is engaging in harmful activity as described above.

Other Risks Associated with Market Timing. Moving money in and out of funds on short notice is a strategy employed by certain investors who hope to reap profits from short-term market fluctuation. This is not illegal, but is discouraged by many funds since it can complicate fund management and, if successfully employed, have a negative impact on fund performance. In particular, a successful "market-timer" could, over time, dilute the value of fund shares held by long-term investors by essentially "siphoning off" cash by frequently buying fund shares at an NAV lower than the NAV at which the same shares are redeemed. Nevertheless, the success of any market-timer is not considered by Madison Mosaic Funds. We will block ALL identifiable harmful frequent trading and market-timing activity described above regardless of whether the market-timer is successful or unsuccessful. In any event, investors in any Madison Mosaic fund should

be aware that dilution caused by successful market timing by some shareholders is a risk borne by the remaining shareholders.

Exceptions or Other Arrangements. It is possible that we will not detect certain frequent trading or market timing activity in small amounts that, because of the relatively small size of such activity, is subsumed by the normal day-to-day cash flow of any fund (see the section above entitled "Other Risks Associated with Market Timing"). However, we believe our procedures are adequate to identify any market timing activity having the harmful effects identified in the section entitled "Identifiable Harmful Frequent Trading and Market-Timing Activity" regardless of the nature of the shareholder or method of investment in Madison Mosaic Funds.

Because we discourage market timing in general, Madison Mosaic Funds does not currently, nor does it intend to, have any arrangements or agreements, formal or informal, to permit any shareholders or potential shareholders to directly or indirectly engage in any type of market-timing activities, harmful or otherwise.

Although we believe we make reasonable efforts to block shareholders that engage in or attempt to engage in harmful trading activities, we cannot guarantee that we will successfully identify and block every shareholder that does it or attempts to do it.

Taxes

Federal Tax Considerations

Each fund offered by the Trust will distribute to shareholders 100% of its net income and net capital gains, if any. At least 80% of the net income each fund distributes will be tax-free income.

Capital gain distributions, if any, will be taxable to you. In January each year, the Trust will send you an annual notice of dividends

and other distributions paid during the prior year. While dividends will normally be exempt from income tax, capital gain distributions, if any, are subject to taxation. Capital gain distributions can be taxed at different rates depending on the length of time the securities were held.

Because the share price fluctuates for each fund, if you redeem shares you will create a capital gain or loss that has tax consequences. It is your responsibility to calculate the cost basis of shares purchased. You must retain all statements received from the Trust to maintain accurate records of your investments.

An *exchange* of any fund's shares for shares of another fund will be treated as a *sale* of the fund's shares. As a result, any gain on the transaction may be subject to federal, state or local income tax.

For a discussion of the Alternative Minimum Tax ("AMT") and how it may apply to dividends you receive from the Trust, see the discussion entitled "Alternative Minimum Tax-Related Risk" in the "Risks" discussion under the "Implementation of Investment Objectives" section on page 4.

Certification of Tax Identification Number

Account applications without a social security number will not be accepted.

If you do not provide a valid social security or tax identification number, you may be subject to federal withholding at a rate of 28% of dividends, any capital gain distributions and redemptions. Any fine assessed against the Trust that results from your failure to provide a valid social security or tax identification number will be charged to your account.

State Tax Considerations

While dividends from the Virginia Fund will normally be exempt from income tax for investors in Virginia, capital gain distributions from the Trust are subject to applicable state taxation.

Normally, the percentage of the National Fund invested in the shareholder's home state becomes the percentage of total dividend income exempt from state taxes. However, in most states, the rest of the dividends from the National Fund will be subject to any state income tax.

Financial Highlights

The following financial highlights tables are intended to help you understand each fund's financial performance for the past 5 years. Certain information reflects financial results for a single fund share. The total returns in the table represent the rate that an investor would have earned on an investment in each fund (assuming reinvestment of all dividends and distributions). This information for the fiscal years ended September 30, 2007, 2006, 2005 and 2004 has been derived from financial statements audited by Grant Thornton LLP, whose report dated November 15, 2007, along with the financial statements of each of the funds of the Trust, are included in the annual report which is available upon request. Information for prior years was derived from financial statements audited by other auditors.

VIRGINIA FUND

	Year Ended September 30,				
	2007	2006	2005	2004	2003
Net asset value, beginning of year	$11.63	$11.69	$11.92	$12.06	$12.16
Investment operations:					
Net investment income	0.39	0.39	0.38	0.41	0.45
Net realized and unrealized gain (loss) on investments	(0.15)	(0.05)	(0.15)	--	(0.05)
Total from investment operations	0.24	0.34	0.23	0.41	0.40
Less distribution from:					
net investment income	(0.39)	(0.39)	(0.38)	(0.41)	(0.45)
net realized gains	(0.05)	(0.01)	(0.08)	(0.14)	(0.05)
Total distributions	(0.44)	(0.40)	(0.46)	(0.55)	(0.50)
Net asset value, end of year	$11.43	$11.63	$11.69	$11.92	$12.06
Total return (%)	2.13	2.98	1.94	3.46	3.35
Ratios and supplemental data					
Net assets, end of year (in thousands)	$23,240	$26,225	$27,649	$28,157	$29,681
Ratio of expenses to average net assets (%)	1.03	1.02	1.02	1.02	1.01
Ratio of net investment income to average net assets (%)	3.37	3.33	3.22	3.41	3.72
Portfolio turnover (%)	12	21	12	16	31

NATIONAL FUND

	Year Ended September 30,				
	2007	2006	2005	2004	2003
Net asset value, beginning of year	$10.95	$11.11	$11.35	$11.45	$11.53
Investment operations:					
Net investment income	0.38	0.38	0.37	0.38	0.38
Net realized and unrealized loss on investments	(0.15)	(0.10)	(0.24)	(0.27)	(0.10)
Total from investment operations	0.23	0.28	0.13	0.28	0.30
Less distribution from:					
net investment income	(0.38)	(0.38)	(0.37)	(0.38)	(0.38)
net realized gains	(0.05)	(0.06)	--	--	--
Total distributions	(0.43)	(0.44)	(0.37)	(0.38)	(0.38)
Net asset value, end of year	$10.75	$10.95	$11.11	$11.35	$11.45
Total return (%)	2.14	2.56	1.19	2.47	2.72
Ratios and supplemental data					
Net assets, end of year (in thousands)	$28,579	$30,721	$21,576	$22,526	$23,489
Ratio of expenses to average net assets (%)	1.05	1.06	1.07	1.07	1.07
Ratio of net investment income to average net assets (%)	3.52	3.45	3.31	3.31	3.37
Portfolio turnover (%)	17	34	9	28	21

tax-free trust

Madison Mosaic Tax-Free Trust has a Statement of Additional Information (SAI) that includes additional information about each Tax-Free fund. Additional information about each fund's investments is available in the Trust's annual and semi-annual reports to shareholders. In the Trust's annual report, you will find a discussion of the market conditions and investment strategies that significantly affected the performance of the Trust's funds during their last fiscal year. The SAI, the Trust's annual and semi-annual reports, and other information about the Trust are available without charge by calling 1-800-368-3195. Use the shareholder service number below to make shareholder inquiries.

Information on how to purchase and sell shares in any Madison Mosaic Fund is provided in a separate brochure entitled, "*Guide to Doing Business*." Madison Mosaic's "*Guide to Doing Business*" is incorporated by reference into this prospectus. (Since November 1, 2006, all references to "Mosaic" in the "*Guide to Doing Business*" refer to "Madison Mosaic.")

Please call our shareholder service department if you have any questions about any Madison Mosaic Tax-Free fund or if you would like a copy of any written fund information. Additional information, including the Trust's SAI and annual and semi-annual reports, is also available free of charge at the Madison Mosaic Fund® Internet site at http://www.mosaicfunds.com

Finally, you can review and copy information about the Madison Mosaic Tax-Free Trust (including the SAI) at the SEC's Public Reference Room in Washington, DC. Information about the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. Reports and other information about the Trust are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may also be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, Washington, DC 20549-0102.

Madison Mosaic Funds®
c/o US Bancorp Fund Services, LLC
P.O. Box 701
Milwaukee, WI 53201-0701

Shareholder Service
Toll-free nationwide: 888-670-3600


www.mosaicfunds.com

SEC File Number 811-3486